UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File No. 000-30276
                                             ---------

                           NOTIFICATION OF LATE FILING

(Check one)
[ ] Form 10-K and Form  10-KSB  [ ] Form  20-F [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                  For Period Ended August 31, 2003
                  __ Transition Report on Form 10-K and Form 10-KSB
                  __ Transition  Report on Form 20-F
                  __ Transition Report on Form 11-K
                  __ Transition Report on Form 10-Q and Form 10-QSB
                  __ Transition Report on Form N-SAR
                  For the Transition Period Ended:_______________

Read Instructions (on back page) Before Preparing Form, Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Full Name of Registrant:     ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
                        ------------------------------------------------------

Former Name of Registrant (if applicable):
                                          ------------------------------------

Address of Principal Executive Office (Street and Number):

       100 Quentin Roosevelt Boulevard - Suite 304, Garden City, NY 11530
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PART II--RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |  (a) The reasons described in reasonable detail in Part III of this form
     |      could not be eliminated without unreasonable effort or expense.
     |
     | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be
[X] | filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report or transition | report on Form 10-Q, or portion thereof will be filed on or before
     |      the fifteenth calendar day following the prescribed due date; and
     |
     |  (c) The  accountant's  statement  or  other  exhibit  required  by  Rule
     |      12b-25(c) has been attached if applicable.
     |
     |


PART III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Additional time required for the filing of the 10QSB for the quarter ended August 31, 2003 due to the preparation and analysis of certain documents and transactions and the Registrant's limited staff.

         The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Quarterly Report on Form 10-QSB, without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         DAVID SACKLER                      (516)                   222-0100
         -------------------------       -------------        ------------------
         (Name)                          (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  ADIRONDACK PURE SPRINGS MT. WATER CO., INC.
               ---------------------------------------------------
                  (Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated: October 15, 2003             ADIRONDACK PURE SPRINGS MT. WATER CO., INC.


                                    By: /s/ DAVID SACKLER
                                       -------------------------------------
                                       David Sackler
                                       President & Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
         INTENTION   MISSTATEMENTS  OR  OMISSIONS  OF  FACT  CONSTITUTE  FEDERAL
         CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25)of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.